


05008689

1st June 2005
BJ/SH-L2/190

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind Attn.: Mr Sanjay Golecha,
General Manager (Corporate Services)

Dear Sirs,

Thank you very much for having spared your valuable time to meet the undersigned in your office this morning.

As explained to you, there was one error in the Audited Financial Results for the year ended 31st March 2005 and one error in the Unaudited Financial Results (Consolidated) for the year ended 31st March 2005 sent to you on 30th May 2005, under cover of our letter No.BJ/SH-L2/181 dated 30th May 2005.

As discussed, we now enclose a copy of the Audited Financial Results for the year ended 31st March 2005 and the Unaudited Financial Results (Consolidated) for the year ended 31st March 2005 with the changes highlighted in bold, duly signed by Mr S Ramakrishnan, Executive Director (Finance). We also enclose herewith the corrigendum, which we have sent to the Press for publication.

We wish to express our sincere thanks for your co-operation.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

	Particulars	Nine months ended	Quarter ended		Year ended	
		31-Dec-04	31-Mar-05	31-Mar-04	31-Mar-05	31-Mar-04
		MUs	MUs	MUs	MUs	MUs
1.	Generation	9,973	3,310	3,261	13,283	12,917
2.	Sales	9,456	3,207	3,068	12,663	12,231
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	a) Revenue from Power Supply	2,794.45	860.94	934.53	3,655.39	3,991.77
	b) Income from Other Operations	173.69	101.36	104.53	275.05	247.31
		2,968.14	962.30	1,039.06	3,930.44	4,239.08
4.	Expenditure					
	a) Staff Cost	90.24	65.16	65.68	155.40	191.83
	b) Cost of Power Purchased	316.69	99.01	100.21	415.70	409.49
	c) Cost of Fuel	1,401.94	462.04	422.31	1,863.98	1,848.87
	d) Cost of components, materials and services in respect of contracts	120.81	66.64	44.56	187.45	115.60
	e) Other expenditure	242.60	112.59	120.34	355.19	386.26
	f) Total expenditure (4a to 4e)	2,172.28	805.44	753.10	2,977.72	2,952.05
5.	Operating Profit	795.86	156.86	285.96	952.72	1,287.03
6.	Other Income	195.05	192.08	48.98	387.13	159.99
7.	Interest and Finance Charges	151.36	40.08	87.09	191.44	283.72
8.	Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	839.55	308.86	247.85	1,148.41	1,163.30
9.	Depreciation	256.76	102.86	84.41	359.62	333.95
10.	Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets			76.57		95.08
11.	Provision for Contingencies		30.00		30.00	
12.	Profit before tax (8-9-10-11)	582.79	176.00	86.87	758.79	734.27
13.	Provision for Taxation					
	Current Tax	149.23	9.65	36.34	158.88	241.86
	Deferred Tax	52.75	(4.20)	(3.82)	48.55	(16.67)
14.	Net Profit after tax (12-13)	380.81	170.55	54.35	551.36	509.08
15.	Statutory & Special Appropriations				(3.73)	42.16
16.	Distributable Profit (14-15)				555.09	466.92
17.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.92	197.92	197.92	197.92
18.	Reserves including Statutory Reserves				**4,363.13**	4,277.00
19.	Basic Earnings per Share on Net Profit (In Rupees)	19.22	8.61	2.74	27.83	25.69
20.	Diluted Earnings per Share on Net Profit (In Rupees)	19.22	8.39	2.74	27.65	25.69
21.	Aggregate of non-promoter shareholding					
	No. of shares				13,36,50,822	13,35,74,574
	% of shareholding				67.54	67.50
22.	Final Dividend (Proposed)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)				7.50	7.00
	Amount (Rs. in crores)				148.60	138.69

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



S RAMAKRISHNAN
Executive Director

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

Unaudited financial results (Consolidated) for the year ended 31st March, 2005

	Particulars	Year ended	
		31-Mar-05	31-Mar-04 Audited
		Rs. Crores	Rs. Crores
1.	a) Revenue from Power supply	4,440.77	4,613.30
	b) Income from Other Operations	464.58	401.48
2.	Expenditure		
	a) Staff Cost	207.26	244.53
	b) Cost of Power Purchased	965.43	834.89
	c) Cost of Fuel	1,863.98	1,848.87
	d) Cost of Components and cost of material & services in respect of contract	187.45	115.60
	e) Other expenditure	479.02	530.36
	f) Total expenditure (2a to 2e)	3,703.14	3,574.25
3.	Operating Profit	1,202.21	1,440.53
4.	Other Income	364.90	169.99
5.	Interest and Finance Charges	206.77	290.52
6.	Gross Profit after interest but before Depreciation, and Tax (3+4-5)	1,360.34	1,320.00
7.	Depreciation/Amortisation	475.41	429.49
8.	Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets		95.08
9.	Provision for Contingencies	30.00	-
10.	Profit before Minority Interest, share of Associates and Provision for Taxation (6-7-8-9)	854.93	795.43
11.	Provision for Taxation		
	a) Current Tax	202.87	248.99
	b) Deferred Tax	68.14	3.56
12.	Net Profit after Tax before share of Associates, Minority Interests and Statutory Appropriations (10-11)	583.92	542.88
13.	Share of (profit)/loss of Associates	(3.08)	39.96
14.	Net Profit after Tax before Minority Interests and Statutory Appropriations (12-13)	587.00	502.92
15.	Minority Interests	-	0.51
16.	Net Profit before Statutory & Special Appropriations (14-15)	587.00	502.41
17.	Statutory & Special Appropriations	(3.73)	42.16
18.	Distributable Profit (16-17)	590.73	460.25
19.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.88	197.88
20.	Reserves including Statutory Reserves	**4,123.34**	4,005.15
21.	Earnings per Share (on Profit after Taxes, Statutory Appropriations and Minority Interest on shares outstanding) (In Rupees)		
	Basic Earnings per share	29.82	23.23
	Diluted Earnings per share	29.63	23.23

Notes :

1. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Accounts as per Accounting Standards on :
   a) Consolidated Financial Statements (AS-21)
   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)
   c) Financial Reporting of Interest in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Tata Petrodyne Ltd. (fully owned Subsidiary upto 10th March, 2005)	-
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Alaknanda Hydro Power Co. Ltd.	100
Tata Power Broadband Co. Ltd.	100
Power Links Transmission Ltd.	51
Associates :	
Nelco Ltd.	49.82
Panatone Finvest Ltd.	39.98
Tata BP Solar India Ltd.	49
Tata Ceramics Ltd.	40
Tata Projects Ltd.	30
Yashmun Engineers Ltd.	27.27
Vantech Investments Ltd.	50
Joint Ventures :	
North Delhi Power Ltd.	49

2. Other Income for the year ended 31st March, 2005 includes Profit on sale of Investment in a Subsidiary - Tata Petrodyne Ltd. Rs. 137.38 crores.

3. The above Consolidated Financial Results have been taken on record in the Board Meeting of date.

Date: 30th May, 2005.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



S RAMAKRISHNAN
Executive Director


TATA

June 1, 2005

CORRIGENDUM

In The Tata Power Company Limited's Audited Financial Results for the Year ended 31st March 2005, published on 31st May 2005 under the heading "Reserves including Statutory Reserves" (Year ended 31st Mar-05), please read the amount as Rs. 4363.13 crores instead of Rs. 4365.03 crores.

In addition, for the Unaudited Financial Results (Consolidated) for the Year ended 31st March 2005, under the heading "Reserves including Statutory Reserves" (Year ended 31st Mar-05), please read the amount as Rs. 4123.34 crores instead of Rs. 4125.24 crores.

For The Tata Power Company Limited



(S. Ramakrishnan)
Executive Director (Finance)

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801